Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

[redacted]

06016171

August 10, 2006

SEC MAIL PROCESSING
RECEIVED
AUG 18 2006
WASH, D.C. 190 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

dw 8/22

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b) that on 8th August 2006, Mrs Alison Carnwath, Non-Executive Director of the Company, acquired 818 shares of 18 US cents each in Man Group plc at a price of 2457.33p per share through her participation in the Company's Dividend Reinvestment Plan. Following this transaction Mrs Carnwath is deemed to be interested in 70,573 shares representing approximately 0.02% of the Company's issued share capital.

Man Group plc Listing of sub-divided Ordinary Share Capital

Application has been made to the UK Listing Authority for the admission of 1,907,480,472 Ordinary Shares of 3 US cents each fully paid to the Official List and to the London Stock Exchange for the shares to be admitted to trading.

These shares result from the sub-division, into six Ordinary Shares of 3 US cents each, of each Ordinary Share of 18 US cents each currently in issue and listed on the Official List and admitted to trading on the London Stock Exchange.

Upon admittance to listing and trading the 1,907,480,472 Ordinary Shares of 3 US cents each will replace the issued 317,913,412 Ordinary Shares of 18 US cents each.

The sub-division was approved by shareholders at the Annual General Meeting held on 11 July 2006.

Dealings in the sub-divided shares are expected to commence on Monday 14 August 2006.

In anticipation of the sub-division becoming effective, the above application includes an application for a Block Listing of 3,958,614 Ordinary Shares of 3 US cents each to be admitted to the Official List, representing the unallotted balance of ordinary shares originally admitted to the Official List under Block Listings on 16 June 2005 and 20 June 2006, re-calculated to take account of the proposed sub-division.

The shares to be issued are in respect of the:

Man Group Executive Share Option Scheme 2001 (3,762,792 shares)

Man Group Sharesave Scheme (86,484 shares)

Man Group plc United States Employee Stock Purchase Plan (109,338 shares)

These shares will rank pari passu in all respects with the existing issued ordinary share capital of the Company.

Contact:
Barry Wakefield Man Group plc 020 7144 1725

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	111,921
HSBC Global Custody Nominee (UK) Limited	923363	165,376
HSBC Global Custody Nominee (UK) Limited	775237	74,459
HSBC Global Custody Nominee (UK) Limited	942199	403,000
HSBC Global Custody Nominee (UK) Limited	942229	398,871
HSBC Global Custody Nominee (UK) Limited	942217	403,396
HSBC Global Custody Nominee (UK) Limited	942205	402,917
HSBC Global Custody Nominee (UK) Limited	942175	400,074
HSBC Global Custody Nominee (UK) Limited	942187	400,063
HSBC Global Custody Nominee (UK) Limited	775245	886,936
HSBC Global Custody Nominee (UK) Limited	999392	35,406
HSBC Global Custody Nominee (UK) Limited	770286	142,000
HSBC Global Custody Nominee (UK) Limited	357206	7,311,813
HSBC Global Custody Nominee (UK) Limited	866203	591,945
HSBC Global Custody Nominee (UK) Limited	904332	64,854
HSBC Global Custody Nominee (UK) Limited	916681	16,359

HSBC Global Custody Nominee (UK) Limited	98551	39,879
HSBC Global Custody Nominee (UK) Limited	969995	731,212
HSBC Global Custody Nominee (UK) Limited	754612	965,886
HSBC Global Custody Nominee (UK) Limited	361602	22,425
HSBC Global Custody Nominee (UK) Limited	282605	1,105,865
HSBC Global Custody Nominee (UK) Limited	360509	487,514
HSBC Global Custody Nominee (UK) Limited	766793	250,632
HSBC Global Custody Nominee (UK) Limited	824434	48,337
HSBC Global Custody Nominee (UK) Limited	924422	250,160
Citibank, Ldn	6011467727	1,600
	Total	**15,712,900**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

9 August 2006

12. Total holding following this notification

15,712,900

13. Total percentage holding of issued class following this notification

4.94%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

10 August 2006

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Section 328 Companies Act 1985 (Disclosure Rule 3.1.4R(1)(b)) that on 9th August 2006 the security interest of the Employee Trust was increased by 19,491 shares for nil consideration. The Employee Trust now has a security interest over 339,496 shares.

Executive Directors of the Company are deemed to be interested in the 339,496 shares over which the Employee Trust holds a security interest.

Man Group plc
8 August 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 August 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.69.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.95%
Last 12 months	+13.2%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com